Northern Dynasty calls EPA’s Bristol Bay Watershed Assessment process ‘biased and manipulative’

June 4, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) has filed a 205-page submission with the US Environmental Protection Agency (EPA) in response to its call for public comments on the revised draft Bristol Bay Watershed Assessment (BBWA), calling the draft report and process to complete it ‘biased, manipulative and contrary to EPA’s own guidelines.’ Northern Dynasty President & CEO Ronald Thiessen said the 2013 draft BBWA released in April suffers from the same major shortcomings as the original report published in May 2012 – in particular, that EPA continues to assess the environmental effects of a hypothetical mine of its own invention, one that does not employ modern engineering standards, environmental safeguards or project-specific mitigation measures and could not be permitted under US or Alaska law.

Although EPA’s ‘hypothetical mine’ is sited at the location of the Pebble deposit, BBWA authors continue to refuse to consider the most extensive scientific data set available on the region – environmental baseline data collected by the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”) at a cost of some $150 million. The failure to fully consider PLP’s environmental data is contrary to EPA’s own guidelines for data quality, and is compounded by the fact that BBWA study authors have never set foot on the Pebble Project site.

“The Bristol Bay Watershed Assessment process has truly become the theatre of the absurd,” Thiessen said. “Rather than waiting for the Pebble Partnership to submit a proposed development plan for consideration by federal and state regulatory agencies under the National Environmental Policy Act (NEPA), something that is expected to occur this year, EPA has invented its own hypothetical mine, it has continued to ignore modern mine engineering practices and regulatory requirements, it has shunned the best available scientific and environmental data at its disposal, and it has created a public and peer review process designed to minimize scientific scrutiny of its work.

“We believe the Bristol Bay Watershed Assessment process to be a cynical effort to manipulate public perception about a project before it has been proposed or undergone federal and state permitting. And we believe the draft BBWA to be a fundamentally biased report that should have no bearing on the future of America’s most important undeveloped mineral resource.”

Northern Dynasty’s letter to EPA Acting Administrator Bob Perciasepe states the federal agency has further failed to provide for an open, objective and transparent public and scientific review of the 2013 draft BBWA by unnecessarily restricting public comment opportunities on a 1,300+ page document and restricting public access to its Peer Review Panel, ignoring the agency’s own guidelines for scientific peer review.

“While unprecedented, Northern Dynasty said at the outset of the BBWA process that EPA’s study could have served a valuable purpose for project stakeholders and the people of southwest Alaska if it provided an objective, science-based assessment of the true risks and opportunities associated with modern mine development in the region prior to the onset of project permitting,” Thiessen said. “Unfortunately in its current form, the BBWA is not an objective, science-based assessment but a demonstrably flawed and biased document now being used to substantial effect by the anti-development community to manipulate public and political opinion about one of America’s greatest assets, the Pebble Project.”

Other materials submitted by Northern Dynasty to EPA include:

  a summary report with numerous examples that demonstrate how BBWA study authors have distorted the potential effects of a mine designed and operated to modern engineering standards on the natural resources of Bristol Bay, relating to study methodology, steady state mine operations and range of failure scenarios;

  a summary of independent peer review reports on seven studies prepared by environmental organizations and anti-Pebble activists, all of which figure prominently in the 2013 draft BBWA. Although commissioned by EPA, assumedly to bolster the scientific credibility of the activists’ studies, the peer reviewers instead highlight significant problems with scientific methodology and highly questionable or wholly inadequate conclusions;

  a summary of EPA’s failure in the 2013 BBWA report to meaningfully address criticisms that the ‘hypothetical mine’ evaluated in the original draft does not employ modern engineering standards, as outlined in a report from Geosyntec Consultants (2012 and 2013), and directed by Dr. Michael Kavanaugh, a registered professional engineer and member of the National Academy of Engineering with 39 years of experience in water quality and groundwater restoration; and

  a report on well-established and time-proven fish habitat rehabilitation, mitigation and enhancement practices and opportunities, which demonstrates the extensive opportunities to enhance fish habitat productivity in the Pebble Project area as part of project development. This report clearly contradicts the BBWA’s unfounded conclusion that mitigation for potential fish habitat impacts associated with Pebble is not possible.

“The Pebble Project represents far too important a resource for the Bristol Bay region, the State of Alaska and the United States to have its fate decided by a biased and manipulative study,” Thiessen said, citing the 15,000 US jobs and $2.4 billion-plus annual GDP contribution forecast in a recent economic impact study of the Pebble Project. http://www.northerndynastyminerals.com/ndm/NEIStudy.asp

“Given the national significance of the project and the significant shortcomings of the 2013 BBWA draft, we remain confident that future development of Pebble will ultimately be determined by federal and state regulators working within the objective NEPA permitting process to enforce the robust environmental protection standards of the United States and Alaska.”

To view Northern Dynasty's critique of the revised draft Bristol Bay Watershed Assessment report, visit the home page of our website at www.northerndynasty.com.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the proponent, its partners and the people and culture of the State of Alaska, but also industries, suppliers and consultants locally and in the Lower 48 United States of America. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 500 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address potential mine feasibility, economic effects, estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for an open pit and/or underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. The mineralization at the Pebble Project has not yet been classified as ore and there is no assurance that it will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.